Lipidomics, Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2017	For the Period March 3, 2016 (Inception) to December 31, 2016
Cash flows from operating activities:		
Net (loss)	$ (16,370)	$ (1,750)
Changes in operating assets and liabilities:		
Accounts payable	8,236	1,504
Credit cards payable	8,134	236
Net cash provided by operating activities	-	(10)
Cash flows from investing activities	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from share issuance		10
Net cash provided by financing activities	-	10
Net cash increase for period	-	-
Cash at beginning of period	-	
Cash at end of period	$ -	$ -
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -